Mail Stop 3561

June 9, 2008

Ralph Izzo
Chief Executive Officer
Public Service Enterprise Group Incorporated
80 Park Plaza, P.O. Box 1171
Newark, NJ 07101-1171

> **Re:** **Public Service Enterprise Group Incorporated, PSEG Power LLC**
> **and Public Service Electric and Gas Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-09120**

Dear Mr. Izzo:

    We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director